NEWS RELEASE

BIRCH MOUNTAIN NAMED TO 2005 TSX VENTURE 50

DECEMBER 7, 2005 (CALGARY) - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSXV and AMEX) was named to the 2005 TSX Venture 50TM, the first ever ranking of Canada's top public companies listed on TSX Venture Exchange.

"Being named as one of the top ten mining companies in the new TSX Venture 50 ranking is recognition of the hard work and advancement of the Company's strategy that has been achieved", said Doug Rowe, President & CEO of Birch Mountain Resources Ltd.

Linda Hohol, President, TSX Venture Exchange said, "We are very proud to launch the TSX Venture 50 to celebrate the achievement of our issuers. The impressive list of companies demonstrates that the TSX Venture Exchange is a unique incubator of public companies, and the companies in the TSX Venture 50 are living proof as to why this market is working."

The TSX Venture 50 are the top 10 companies in each of five major industry sectors of mining, oil & gas, technology, life science and diversified industries, based on a ranking formula with equal weighting given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume using data as of August 31, 2005.

To reflect our success and depict the direction of our company, Birch Mountain has adopted a new logo symbolizing the progression of our business. The ascending steps in the logo represent the stratified layers of our limestone and the range of products we will develop from this limestone. Please see the new logo later today on our website at www.birchmountain.com.

On December 5th, 2005, the quarry road was opened, signaling completion of a major step in site development and the move towards an operational quarry. Work started on the quarry less than four months ago and our staff and contractors met the challenges of achieving this key milestone. The Company expects to commence commercial production before the end of the year, which will allow for deliveries of aggregate products to customers.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta's oil sands will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

The 2005 TSX Venture 50TM was compiled based on public historical data and is not an invitation to purchase securities listed on Toronto Stock Exchange and/or TSX Venture Exchange. TSX Group Inc. and its affiliates do not endorse or recommend any securities referenced in this ranking. Neither TSX Group Inc. nor its affiliated companies represent, warrant or guarantee the accuracy or the completeness of the information. You should not rely on this information contained herein for any trading, business or financial purposes. TSX Group Inc. and its affiliates assume no liability for any errors or inaccuracies herein or any use or reliance upon this information.